FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

June 19, 2009

3.

Press Release

The press release was released on June 19, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer has announced a non-brokered private placement financing of up to 4,512,000 units (“Units”) at a price of $0.0825 per Unit, consisting of one common share and one half common share purchase warrant, subject to regulatory approval.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce a non-brokered private placement financing of up to 4,512,000 units (“Units”) at a price of $0.0825 per Unit, subject to regulatory approval. Each Unit will consist of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.11 per share.  This financing is subject to regulatory approval and a four-month hold period.  The proceeds from this financing will be used for general working capital.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Nikolaos Cacos,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

June 19, 2009.